SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
etrials Worldwide, Inc.
(Name of Subject Company)
BioClinica Acquisition, Inc.
a wholly owned subsidiary of
Bio-Imaging Technologies, Inc.
(Name of Person Filing Statement)
Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)
29786P103
(CUSIP Number of Class of Securities)
Mark L. Weinstein
President and Chief Executive Officer
Bio-Imaging Technologies, Inc.
826 Newtown-Yardley Road
Newtown, Pennsylvania 18940-1721
(267) 757-3000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
With copies to:
Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
Telephone: (609) 919-6633
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable.	Not Applicable. (1)
(1)	In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☑	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Contacts:
Jim Dorsey
BioClinica
267-757-3040
Chris Sakell
etrials Worldwide
919-653-3648
Linda Decker, Bill Gordon
Porter, LeVay & Rose, Inc.
212-564-4700
Media Contact — Brian Gawron
Diccicco Battista Communications
215-957-0300

FOR IMMEDIATE RELEASE
BIO-IMAGING TECHNOLOGIES TO ACQUIRE ETRIALS WORLDWIDE
- Acquisition Expands Electronic Data Capture (EDC), Interactive Voice and Web Response
Technology (IWR/IRT), and Electronic Patient Reported Outcome (ePRO) Capabilities, and Broadens
Customer Base -
NEWTOWN, PA / MORRISVILLE, NC, May 5, 2009 - Bio-Imaging Technologies, Inc. (NASDAQ: BITI) (d/b/a “BioClinica”) and etrials Worldwide, Inc. (NASDAQ: ETWC) (“etrials”) jointly announce Bio-Imaging’s intent to acquire etrials. The proposed acquisition is expected to be consummated through a tender offer for all of the outstanding shares of etrials stock. For each share of etrials stock, shareholders will receive 0.124 shares of newly issued Bio-Imaging common stock, 0.076 shares of newly issued Bio-Imaging preferred stock, and $0.15 in cash, which equates to a value of $0.9068 per share for etrials, representing a 27% premium to the average closing price for the past thirty days. Stockholders owning approximately 33% of etrials outstanding shares have already agreed to tender their shares, and if needed, vote in favor of the approval of the merger agreement. Subject to customary closing conditions, and assuming a majority of etrials shares will be tendered pursuant to the Tender Offer, the tender offer is expected to expire on or about June 15, 2009.
Management of Bio-Imaging will discuss the proposed transaction on its regularly scheduled earnings conference call scheduled for May 6, 2009 at 11:00 a.m. EDT.
As a result of the proposed transaction, etrials will not hold its previously announced first quarter earnings call on May 12, 2009.
etrials Worldwide, Inc., headquartered in Morrisville, North Carolina, is a leading provider of eClinical software and services to pharmaceutical, biotechnology, medical device and contract research organizations (CRO’s). It offers adaptive, Web-based tools that work together to coordinate data capture, logistics, patient interaction and trial management. etrials offers electronic data capture (EDC), interactive voice and Web response (IVR/IWR), and electronic patient diaries (eDiary) as part of an integrated software-as-a-service (SaaS) platform or as individual solutions to optimize clinical trials. etrials has facilitated over 900 trials, ranging from Phase I through Phase IV, involving more than 400,000 patients in 60 countries, has deployed electronic trials in more than 70 countries and 45 languages, and has worked with more than 100 different sponsors, including 16 of the top 20 pharmaceutical companies. In 2008, etrials reported $15.1 million in net service revenues.
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Mark L. Weinstein, President and Chief Executive Officer of BioClinica said, “etrials is an excellent fit with our long-term corporate strategy. This addition instantly broadens our eClinical product offering while leveraging our global operations and brand reputation for quality client service. Together with our services-based approach, the combination enhances our existing relationships with customers from both companies and creates a new, stronger and stable partner for new pharma, biotech and medical device sponsors. With minimal customer overlap, the acquisition also presents immediate cross-selling and new business opportunities. We anticipate realizing significant synergies as we integrate etrials with our eClinical Services Division and we look forward to working with the etrials team as we combine our strengths and expertise in the clinical trials services market.”
Mr. Weinstein continued, “The acquisition is anticipated to have a neutral effect on earnings per share from continuing operations in 2009 (excluding one-time charges related to the transaction), and be accretive to earnings per share in 2010. As a result of the transaction, we anticipate our combined 2009 service revenues, including the operating results of etrials from date of acquisition through December 31, 2009, to be in the range of $65 to $70 million, as compared to Bio-Imaging’s previous guidance of $60 to $63 million, and reiterate Bio-Imaging’s full year 2009 EPS, excluding one time charges related to the acquisition, of $0.23 to $0.25 per share.”
Peter S. Benton, President of BioClinica’s eClinical Services Division said, “With etrials, BioClinica augments robust and proven EDC and data management with complementary clinical trial technology that includes interactive voice and Web response (IVR/IVW), eDiary, registry experience and Tech Transfer platforms for CRO customers, all of which will enhance our business opportunities. etrials’ strong team of dedicated professionals will strengthen BioClinica’s eClinical Services delivery and expand our presence in the growing EDC market.” Prior to joining BioClinica in 2008, Mr. Benton was associated with etrials from 2007 to 2008, most recently as its chief operating officer. Mr. Benton does not own any shares of etrials stock.
M. Denis Connaghan, President and Chief Executive Officer of etrials said, “It has been our goal to move aggressively to deliver the best value to our customers and seize new opportunities for drug and medical device development. With the rapid growth of the eClinical market, we believe that becoming part of the BioClinica organization will enable us to deliver enhanced customer service, more rapidly capitalize on emerging trends in the marketplace and create greater value for our shareholders. We look forward to the opportunity to contribute to BioClinica’s growth by offering it new and integrated capabilities in data capture, end-to-end trial visibility and tightly managed control mechanisms. By joining forces with BioClinica we believe we will help improve the accuracy, speed and safety of large-scale clinical trials with complex data requirements.”
Mr. Weinstein concluded, “This acquisition also fits well with our recent rebranding of Bio-Imaging Technologies into BioClinica, as we offer our customers an expanded and strengthened suite of integrated solutions that track and manage more of their clinical data. With this acquisition, we look forward to offering our customers more robust services and helping life science companies manage their clinical trials with greater efficiency, quality and improved data visibility.”
The merger agreement provides for Bio-Imaging to acquire etrials in a two-step transaction. The first step will consist of a tender offer for all outstanding shares of etrials common stock as described above. In the second step, the tender offer will be followed by a merger in which any untendered outstanding shares of etrials common stock will be converted into the right to receive the same consideration per share offered in the tender offer. Each of Bio-Imaging and etrials will promptly file a Form 8-K filing this joint press release and the merger agreement describing the terms of the transaction, including the terms of the newly issued Bio-Imaging preferred stock.
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Excel Partners is acting as exclusive financial advisor to Bio-Imaging, and Morgan, Lewis & Bockius LLP is acting as Bio-Imaging’s legal counsel in the transaction. Emerging Growth Equities is acting as exclusive financial advisor to etrials, and Wyrick Robbins Yates & Ponton LLP is acting as legal counsel to etrials in the transaction.
About BioClinica
Bio-Imaging Technologies, Inc. d/b/a BioClinica is a leading global provider of clinical trials services, helping to support drug and product development efforts through all phases of the clinical trial process. Created from the acquisition of Phoenix Data Systems, Inc. by Bio-Imaging Technologies, Inc., BioClinica offers industry-leading medical image management and best-of-breed electronic data capture to companies in the life sciences industry. In addition, BioClinica offers solutions that combine these core services to maximize efficiency and manageability throughout the entire clinical development process. With more than 2,000 successful trials, BioClinica is unsurpassed in its knowledge and experience, helping bring many of today’s drugs from early phase development through final approval. BioClinica operates two state-of-the-art, FDA-compliant core labs in the United States and Europe, with business offices in the United States, France, Germany, the United Kingdom and the Netherlands. For more information, please visit www.bioclinica.com.
About etrials Worldwide
Headquartered near North Carolina’s Research Triangle Park, etrials Worldwide, Inc. (NASDAQ: ETWC), is a leading provider of eClinical software and services to pharmaceutical, biotechnology, medical device companies, as well as contract research organizations, offering adaptive, Web-based tools that work together to coordinate data capture, logistics, patient interaction and trial management - turning data into intelligence and shortening the pathway to an actionable study endpoint. etrials is one of the few top-tier solution providers that offers electronic data capture (EDC), interactive voice and Web response (IVR/IWR) and electronic patient diaries (eDiary), as part of a flexible and integrated software-as-a-service (SaaS) platform or as individual solutions to capture high quality data from multiple pivot points to enable real-time access for informed decision-making. As an experienced leader, etrials has facilitated over 900 trials involving more than 400,000 patients in 70 countries and has participated in 42 studies that resulted in 14 approved new drug applications and/or regulatory approvals. To learn more visit us at www.etrials.com.
Important Information about the Tender Offer
This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of etrials. The tender offer described herein has not yet been commenced. At the time the tender offer is commenced, Bio-Imaging intends to file a registration statement on Form S-4 and a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the Securities and Exchange Commission. At the time the tender offer is commenced, etrials intends to file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 and, if required, will, file a proxy statement or information statement with the Securities and Exchange Commission in connection with the merger, the second step of the transaction, at a later date. Such documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common stock of etrials. The solicitation of offers to buy common stock of etrials will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Stockholders are advised to read the offer to purchase and the letter of transmittal, the solicitation/recommendation statement, the proxy statement, the information statement and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer and proposed merger. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at http://www.sec.gov, or from the information agent Bio-Imaging selects. In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about etrials, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to etrials, or on etrials corporate website at http://www.etrials.com.
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Certain matters discussed in this press release are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include Bio-Imaging’s decision to enter into an agreement to acquire etrials Worldwide, Inc., the ability of the parties to complete the transaction contemplated by the merger agreement, including the parties’ ability to satisfy the conditions set forth in the merger agreement, and the possibility of any termination of the merger agreement. The forward-looking statements include risks and uncertainties, including, but not limited to, the consummation and the successful integration of the current and any proposed acquisitions, the timing of projects due to the variability in size, scope and duration of projects, estimates and guidance made by management with respect to Bio-Imaging’s financial results, backlog, critical accounting policies, regulatory delays, clinical study results which lead to reductions or cancellations of projects, and other factors, including general economic conditions and regulatory developments, not within Bio-Imaging’s control. The factors discussed herein and expressed from time to time in Bio-Imaging’s filings with the Securities and Exchange Commission could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements are made only as of the date of this press release, and Bio-Imaging undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstance. You should review Bio-Imaging’s filings, especially risk factors contained in the Form 10-K and its recent SEC filings.
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